                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                                Royal Gold, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  780287 10 8
- --------------------------------------------------------------------------------
                                  (CUSIP Number)

                             Mr. Charles A. Jeannes
                              Placer Dome U.S. Inc.
                        One California Street, Suite 2500
                        San Francisco, California  94111
                                 (415) 986-0740
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 10, 1996
- --------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780287 10 8                 13D                     Page 2 of 31 Pages

1.   NAME OF REPORTING PERSON                                  Cortez Gold Mines

     S.S. OR I.R.S. IDENTIFICATION NO.                                88-0103052
     OF ABOVE PERSON

- --------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

- --------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

- --------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

- --------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  945,386
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             945,386

- --------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        945,386

- --------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

- --------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.1%

- --------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 OO


- --------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 3 of 31 Pages

1.   NAME OF REPORTING PERSON                              Placer Dome U.S. Inc.

     S.S. OR I.R.S. IDENTIFICATION NO.                                94-1267115
     OF ABOVE PERSON

- --------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

- --------------------------------------------------------------------------------

3.   SEC USE ONLY

- --------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

- --------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

- --------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California

- --------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES           ------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  945,386
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             945,386

- --------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        945,386

- --------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

- --------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.1%

- --------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO


- --------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 4 of 31 Pages

1.   NAME OF REPORTING PERSON                                 Placer Cortez Inc.

     S.S. OR I.R.S. IDENTIFICATION NO.                                84-1181348
     OF ABOVE PERSON

- --------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

- --------------------------------------------------------------------------------

3.   SEC USE ONLY

- --------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

- --------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

- --------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

- --------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  945,386
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             945,386

- --------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        945,386

- --------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

- --------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.1%

- --------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO

- --------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 5 of 31 Pages

1.   NAME OF REPORTING PERSON                                   Placer Dome Inc.

     S.S. OR I.R.S. IDENTIFICATION NO.                       (This is a Canadian
     OF ABOVE PERSON                                    company that has neither
                                                        a social security number
                                                              nor an IRS number)

- --------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

- --------------------------------------------------------------------------------

3.   SEC USE ONLY

- --------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

- --------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

- --------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 Canada

- --------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  945,386
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             945,386

- --------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        945,386

- --------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

- --------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.1%

- --------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO

- --------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 6 of 31 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D


     This Amendment No. 2 is being filed to amend and restate the statement on
Schedule 13D of Placer Dome Inc., Placer Dome U.S. Inc. and Cortez Gold Mines, as originally filed with the Commission on September 28, 1992 (the "Initial Statement"), and, as first amended and filed with the Commission on May 15, 1995 ("Amendment No. 1"), relating to their beneficial ownership of the common stock, $0.01 par value, of Royal Gold, Inc.


ITEM 1.   SECURITY AND ISSUER.
          -------------------

     This Statement relates to the common stock, $0.01 par value (the "Common Stock"), of Royal Gold, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. The principal executive offices of Royal Gold, Inc. are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202-1132.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     This Statement, as was previously reported, is being filed by Cortez Gold Mines, a joint venture governed by the laws of the State of Nevada. Cortez Gold Mines is principally engaged in the exploration for, and the acquisition, development and operation of, mineral properties in the State of Nevada, with its principal business address being c/o Placer Dome U.S. Inc., One California Street, Suite 2500, San Francisco, California 94111. This Statement is also being filed by Placer Dome U.S. Inc., a California corporation, the principal business of which is the exploration for, and the acquisition, development and operation of, mineral properties in the United States and Mexico. Its principal office and principal business is located at One California Street, Suite 2500, San Francisco, California 94111. This Statement is also being filed by Placer Dome Inc., a Canadian public company, and the ultimate parent of Placer Dome U.S. Inc., which is engaged primarily in the exploration for, and the acquisition, development and operation of, mineral

CUSIP No. 780287 10 8                 13D                     Page 7 of 31 Pages


properties. Its principal executive offices and principal business address is located at Suite 1600, 1055 Dunsmuir Street, P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

     Subsequent to the filing of Amendment No. 1 to this Statement, Placer Dome U.S. Inc. transferred its ownership interest in Cortez Gold Mines, effective July 7, 1995, to its wholly owned subsidiary, Placer Cortez Inc., a corporation organized under the laws of the State of Delaware. This Statement is also being filed by Placer Cortez Inc., the principal business of which is gold mining and mineral exploration. Its principal office and principal business is located at One California Street, Suite 2500, San Francisco, California 94111. Placer Dome Inc., Placer Dome U.S. Inc., Placer Cortez Inc. and Cortez Gold Mines are sometimes referred to herein collectively as the "Reporting Persons".

     Information as to the current directors and officers of Placer Dome U.S. Inc., Placer Cortez Inc. and Placer Dome Inc. is set forth in Exhibits B, C and D, respectively, attached hereto.

     During the past five years, neither Placer Dome Inc., Placer Dome U.S. Inc., Placer Cortez Inc. or Cortez Gold Mines, nor any of their respective directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any such person or entity was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 780287 10 8                 13D                     Page 8 of 31 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     As was previously reported, the source of the funds for the purchase of 500,000 shares of the Common Stock of the Issuer and two warrants representing the right to purchase a total of 600,000 shares of the Common Stock of the Issuer was working capital of Cortez Gold Mines, 60% of which was contributed by Placer Dome U.S. Inc. and 40% of which was contributed by Kennecott Explorations (Australia) Ltd.

     Subsequent to the filings of the Initial Statement and Amendment No. 1, Cortez Gold Mines exercised its right to acquire, on March 29, 1996, the 600,000 shares of the Issuer underlying the two warrants. The source of the funds for the purchase of these shares was working capital of Cortez Gold Mines, 60% of which was contributed by Placer Dome U.S. Inc. and 40% of which was contributed by Kennecott Explorations (Australia) Ltd.

     This item is not applicable to the transaction currently being reported.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     As was previously reported, Cortez Gold Mines, on September 18, 1992, acting through its managing co-venturer, Placer Dome U.S. Inc., purchased 500,000 shares of the Common Stock of the Issuer and two warrants: a Class A warrant with the immediately exercisable right to acquire 300,000 shares of the Common Stock of the Issuer at a price of $2.00 per share; and a Class B warrant with the right to acquire 300,000 shares of the Common Stock of the Issuer at a price of $3.00 per share (the "Two Warrants"), for a total consideration of $800,000. In addition, the Class B Warrant was only exercisable upon the occurrence of certain events. The Two Warrants would have expired March 31,

CUSIP No. 780287 10 8                 13D                     Page 9 of 31 Pages


1996, if not exercised prior to that date. The transaction was effected by the execution of a subscription agreement, which was attached as Exhibit D to the Initial Statement (the "Subscription Agreement").

     Subsequently, on March 29, 1996, Cortez Gold Mines exercised its right to acquire the 600,000 shares of Common Stock of the Issuer underlying the Two Warrants, at the price as set forth above, for a total consideration of $1,500,000 to the Issuer.

     On June 10, 1996, Cortez Gold Mines sold 154,614 shares of the Common Stock of the Issuer through a brokerage transaction on the open market, at a price of $12.625 per share. It is Cortez Gold Mines' intention to sell an additional 345,386 of its shares of the Common Stock of the Issuer from time to time in the open market, not to exceed more than approximately one percent (1%) of the outstanding shares of Common Stock of the Issuer within any three-month period. The 600,000 shares of Common Stock of the Issuer acquired as a result of the exercise of the Two Warrants are restricted shares and, therefore, are subject to a two-year holding period, which would not allow their public resale until April 22, 1998.

     Except as to the above, none of the Reporting Persons, nor any other person named in Item 2 of this Statement, presently has any other plans or proposals which relate to, or would result in, any of the events or transactions contemplated by letter paragraphs (a) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own 945,386 shares of the Common Stock of

CUSIP No. 780287 10 8                 13D                    Page 10 of 31 Pages


the Issuer, which represent approximately 6.1% of the outstanding shares of Common Stock of the Issuer.

     None of the directors or executive officers named in Item 2 of this Statement are beneficial owners of the Common Stock of the Issuer.

     (b) Cortez Gold Mines, acting through Placer Cortez Inc. or through Placer Dome U.S. Inc., as the parent of Placer Cortez Inc., has shared power to vote or to dispose of the 945,386 shares of Common Stock of the Issuer. Placer Dome Inc., as the ultimate parent of Placer Dome U.S. Inc. and Placer Cortez Inc., has shared power to direct the vote or disposition of the 945,386 shares of Common Stock of the Issuer.

     (c) Except as set forth in Item 4 hereinabove, none of the Reporting Persons nor any other person named in Item 2 of this Statement has effected any transactions of the Common Stock of the Issuer during the past 60 days.

     (d) As was previously reported, Kennecott Explorations (Australia) Ltd., a Delaware corporation, as a joint venture participant in Cortez Gold Mines, has a 40% interest in Cortez Gold Mines, including the shares of Common Stock of the Issuer. As a 40% joint venture participant in Cortez Gold Mines, Kennecott Explorations (Australia) Ltd. appoints two (2) out of five (5) members to the Cortez Gold Mines Management Committee; Placer Dome U.S. Inc. (now Placer Cortez Inc., as successor in interest) appoints three (3) members. Each member is entitled to one vote on issues concerning the joint venture, with most decisions being determined by a majority vote. Kennecott Explorations (Australia) Ltd. and Placer Dome U.S. Inc. (now Placer Cortez Inc.) share pro-rata in all profits and losses.

     (e)  Not applicable.

CUSIP No. 780287 10 8                 13D                    Page 11 of 31 Pages


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     As was previously reported, Cortez Gold Mines entered into a form of standstill agreement with the Issuer as part of the Subscription Agreement. The form of standstill agreement was filed as Exhibit 5 to the Subscription Agreement, which was attached as Exhibit D to the Initial Statement.

     As described in Item 2 hereinabove, Placer Dome U.S. Inc. transferred its ownership interest in Cortez Gold Mines to Placer Cortez Inc. pursuant to a form of transfer agreement dated effective July 7, 1995, among Placer Dome U.S. Inc., Placer Cortez Inc. and Kennecott Explorations (Australia) Ltd., which agreement is attached hereto as Exhibit F.

     Except as to the foregoing and that previously filed with the Commission, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereinabove or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

         Exhibit A --   Power of Attorney dated June 12, 1996 given by Cortez
                        Gold Mines to Placer Cortez Inc.

         Exhibit B --   Directors and Executive Officers of Placer Dome U.S.
                        Inc.

CUSIP No. 780287 10 8                 13D                    Page 12 of 31 Pages


         Exhibit C --   Directors and Executive Officers of Placer Cortez Inc.

         Exhibit D --   Directors and Executive Officers of Placer Dome Inc.

         Exhibit E --   Form of transfer agreement, effective July 7, 1995,
                        among Placer Dome U.S. Inc., Placer Cortez Inc. and
                        Kennecott Explorations (Australia) Ltd.

CUSIP No. 780287 10 8                 13D                    Page 13 of 31 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D

                                S I G N A T U R E



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                CORTEZ GOLD MINES
                                By Its Attorney-in-Fact*



Dated: June 14, 1996      By:       /s/ Charles A. Jeannes
                             -----------------------------------
                                      Charles A. Jeannes
                                Secretary of Placer Cortez Inc.




____________________

* Power of Attorney attached as Exhibit A hereto.

CUSIP No. 780287 10 8                 13D                    Page 14 of 31 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D


                                S I G N A T U R E



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                PLACER DOME U.S. INC.



Dated: June 14, 1996      By:       /s/ Charles A. Jeannes
                             ------------------------------------
                                       Charles A. Jeannes
                                           Secretary

CUSIP No. 780287 10 8                 13D                    Page 15 of 31 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D


                                S I G N A T U R E



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                PLACER CORTEZ INC.



Dated: June 14, 1996      By:       /s/ Charles A. Jeannes
                             ---------------------------------------
                                       Charles A. Jeannes
                                           Secretary

CUSIP No. 780287 10 8                 13D                    Page 16 of 31 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D


                                S I G N A T U R E



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                PLACER DOME  INC.



Dated: June 14, 1996      By:         /s/ Ian E. Marshall
                             ------------------------------------
                                        Ian E. Marshall
                                      Assistant Secretary

CUSIP No. 780287 10 8                 13D                    Page 17 of 31 Pages



                        AMENDMENT NO. 2 TO SCHEDULE 13D


                                  EXHIBIT INDEX


              Description                                    Page
              -----------                                    ----

EXHIBIT A     Power of Attorney dated June 12,                 18
              1996 given by Cortez Gold Mines
              to Placer Cortez Inc.


EXHIBIT B     Directors and Executive Officers of              19
              Placer Dome U.S. Inc.


EXHIBIT C     Directors and Executive Officers of              20
              Placer Cortez Inc.

EXHIBIT D     Directors and Executive Officers of              21
              Placer Dome Inc.

EXHIBIT E     Form of transfer agreement,                      25
              effective July 7, 1995, among
              Placer Dome U.S. Inc., Placer Cortez
              Inc. and Kennecott Explorations
              (Australia) Ltd.

CUSIP No. 780287 10 8                 13D                    Page 18 of 31 Pages


                  EXHIBIT A TO AMENDMENT NO. 2 TO SCHEDULE 13D


                                POWER OF ATTORNEY



      CORTEZ GOLD MINES, a joint venture formed under the laws of the State of Nevada, does hereby appoint PLACER CORTEZ INC., a Delaware corporation, as its agent and attorney in fact ("Agent") to prepare, sign and file on its behalf and in its name, statements on Schedule 13D under the Securities Exchange Act of 1934, including any amendments thereto, in such form as Agent deems necessary by reason of the shares of the Common Stock, $0.01 par value of Royal Gold, Inc. held in the name of Cortez Gold Mines, and any related matters; and agrees that any such statements filed by Placer Cortez Inc. are filed on behalf of Cortez Gold Mines.


Dated: June 12, 1996


                                    CORTEZ GOLD MINES, by and through
                                    Placer Cortez Inc.



                                    By:   /s/ Charles A. Jeannes
                                       --------------------------------
                                       Charles A. Jeannes, Secretary of
                                            Placer Cortez Inc.

CUSIP No. 780287 10 8                 13D                    Page 19 of 31 Pages



                  EXHIBIT B TO AMENDMENT NO. 2 TO SCHEDULE 13D

                      DIRECTORS (*) and EXECUTIVE OFFICERS
                            of PLACER DOME U.S. INC.


Name, Business Address and Citizenship    Principal Occupation or Employment
- --------------------------------------    ----------------------------------

* AUSTIN, IAN G.  (Canadian citizen)      Senior Vice-President and Chief Financial
Suite 1600, 1055 Dunsmuir Street          Officer of Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

BRUNSDON, SCOTT M.  (Canadian             Vice-President Finance and Administration,
citizen)                                  Chief Financial Officer and Treasurer
One California Street, #2500
San Francisco, CA 94111-5472, U.S.A.

DANNI, JOSEPH L.  (U.S. citizen)          Vice-President of Human Resources and
One California Street, #2500              Public Affairs
San Francisco, CA 94111-5472, U.S.A.

DUNCAN, RICHARD G.  (British citizen)     Vice-President, Exploration
One California Street, #2500
San Francisco, CA 94111-5472, U.S.A.

* GONZALEZ-URIEN, ELISEO (U.S.            Senior Vice-President, Exploration, of
citizen)                                  Placer Dome Inc.
2085 Hamilton Avenue, #150
San Jose, CA 95125, U.S.A.

JEANNES, CHARLES A. (U.S. citizen)        Secretary and General Counsel
One California Street, #2500
San Francisco, CA 94111-5472, U.S.A.

* LAIRD, ALEXANDER M. (Canadian           Senior Vice-President, Placer Dome Group
citizen)                                  of Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P1, Canada

* TAYLOR, JAY K. (Canadian citizen)       President and Chief Executive Officer
One California Street, #2500
San Francisco, CA 94111-5472, U.S.A.

* WILLSON, JOHN M. (Canadian citizen)     Chairman of the Board; see also "Directors
Suite 1600, 1055 Dunsmuir Street          of Placer Dome Inc."
Vancouver, B.C. V7X 1P1, Canada


CUSIP No. 780287 10 8                 13D                    Page 20 of 31 Pages


                  EXHIBIT C TO AMENDMENT NO. 2 TO SCHEDULE 13D

                      DIRECTORS (*) and EXECUTIVE OFFICERS
                              of PLACER CORTEZ INC.


Name, Business Address and Citizenship    Principal Occupation or Employment
- --------------------------------------    ----------------------------------

* BRUNSDON, SCOTT M.  (Canadian           Vice-President and Treasurer; also Vice
citizen)                                  President-Finance and Administration,
One California Street, #2500              Chief Financial Officer and Treasurer of
San Francisco, CA 94111-5472, U.S.A.      Placer Dome U.S. Inc.

JEANNES, CHARLES A.  (U.S. citizen)       Secretary; also Secretary and General
One California Street, #2500              Counsel of Placer Dome U.S. Inc.
San Francisco, CA 94111-5472, U.S.A.

* TAYLOR, JAY K.  (Canadian citizen)      President; also President, Chief Executive
One California Street, #2500              Officer and Director of Placer Dome U.S.
San Francisco, CA 94111-5472, U.S.A.      Inc.

* WALSH, ARTHUR L. (U.S. citizen)         General Manager, U.S. Operations of
555 W. Silver Street, #101                Placer Dome U.S. Inc. and Mine Manager
Elko, Nevada 89801, U.S.A.                of Cortez Gold Mines.


CUSIP No. 780287 10 8                 13D                    Page 21 of 31 Pages


                  EXHIBIT D TO AMENDMENT NO. 2 TO SCHEDULE 13D

                          DIRECTORS of PLACER DOME INC.


                                     Principal Occupation or Employment and
  Name of Director and Citizenship               Business Address
  --------------------------------   --------------------------------------

BUELL, THOMAS A.  (Canadian citizen) Chairman, Weldwood of Canada Limited
                                     (forest products company)
                                     1055 West Hastings Street, Vancouver,
                                     B.C. V6B 3V8, Canada

CHERNIAVSKY, PETER A. (Canadian      Chairman, B.C. Sugar Refinery, Limited
citizen)                             123 Rogers Street
                                     Vancouver, B.C. V6B 3V2, Canada

COULOMBE, G. BERNARD  (Canadian      President and CEO, J M Asbestos Inc.
citizen)                             (producer of chrysotile asbestos fibres)
                                     111 St. Luc Boulevard
                                     Asbestos, Quebec JlT 3N2, Canada

FRANKLIN, ROBERT M.  (Canadian       President, Signalta Capital Corporation
citizen)                             (investment company); also Chairman of
                                     Placer Dome Inc.
                                     Suite 3201, P.O. Box 43, 130 Adelaide
                                     Street West, Toronto, Ontario M5H 3P5,
                                     Canada


MCDONALD, H. JOHN  (Canadian         Chairman, Black & McDonald Limited (an
citizen)                             international electrical and mechanical
                                     contracting company) Suite 2800, 2 Bloor
                                     Street East,Toronto, Ontario M4W 1A8,
                                     Canada

MCFARLAND, ALAN R.  (U.S. citizen)   General Partner, McFarland, Dewey & Co.
                                     (investment bankers) Suite 1450, 230 Park
                                     Avenue, New York, New York 10169,
                                     U.S.A.


CUSIP No. 780287 10 8                 13D                    Page 22 of 31 Pages

                     DIRECTORS of PLACER DOME INC., cont'd.


                                     Principal Occupation or Employment and
  Name of Director and Citizenship               Business Address
  --------------------------------   --------------------------------------

MICHEL, CLIFFORD L.  (U.S. citizen)      Partner, Cahill Gordon & Reindel (law
                                         firm);  also President and CEO of
                                         Wenonah Development Company (private
                                         investment company)
                                         80 Pine Street, New York, New York
                                         10005, U.S.A.

RYAN, BARTHOLOMEW C.  (Australian        Private Investor; also a director of Placer
citizen)                                 Pacific Limited
                                         c/o Placer Pacific Limited, Goldfields
                                         House, Level 16, One Alfred Street,
                                         Sydney Cove, NSW 2000, Australia

TAYLOR, VERNON F. III  (U.S. citizen)    Vice-Chairman, Breece Hill Technologies,
                                         Inc. (a private computer peripherals
                                         manufacturer)
                                         6287 Arapahoe Avenue
                                         Boulder, Colorado 80303, U.S.A.

WILLSON, JOHN M.  (Canadian citizen)     President and CEO, Placer Dome Inc.;
                                         also Chairman and a director of Placer
                                         Dome Canada Limited, Placer Dome U.S.
                                         Inc., Placer Dome Latin America and
                                         Placer Pacific Limited
                                         Suite 1600, 1055 Dunsmuir Street,
                                         Vancouver, B.C. V7X 1P1, Canada

WILSON, WILLIAM G.  (Canadian citizen)   Business Consultant
                                         2 Westfield, Sion Hill
                                         Rock Road, Blackrock
                                         Co. Dublin, Ireland


CUSIP No. 780287 10 8                 13D                    Page 23 of 31 Pages

                     EXECUTIVE OFFICERS of PLACER DOME INC.


Name, Business Address and Citizenship    Principal Occupation or Employment
- --------------------------------------    ----------------------------------

WILLSON, JOHN M.  (Canadian citizen)      See "Directors of Placer Dome Inc."
Suite 1600, 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P1, Canada

AUSTIN, IAN G.  (Canadian citizen)        Senior Vice-President and CFO of Placer
Suite 1600, 1055 Dunsmuir Street          Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

BREHAUT, C. HENRY  (Canadian citizen)     Senior Vice-President, Environment of
Suite 3201, 130 Adelaide Street West      Placer Dome Inc.
Toronto, Ontario M5H 3P5, Canada

GONZALEZ-URIEN, ELISEO  (U.S.             Senior Vice-President, Exploration of
citizen)                                  Placer Dome Inc.
2085 Hamilton Avenue, #150
San Jose, CA 95125, U.S.A.

LAIRD, ALEXANDER M. (Canadian citizen)    Senior Vice-President, Placer Dome Group
Suite 1600, 1055 Dunsmuir Street          of Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

SMOLIK, THEODORE J.  (Canadian            Senior Vice-President, Project
citizen)                                  Development of Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P1, Canada

MACKAY-SMITH, STUART C. (Canadian         Vice-President, Secretary and General
citizen)                                  Counsel of Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P1, Canada

NICHOL, BRUCE B.  (Canadian citizen)      Controller of Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P1, Canada


CUSIP No. 780287 10 8                 13D                    Page 24 of 31 Pages

                 EXECUTIVE OFFICERS of PLACER DOME INC., cont'd.


Name, Business Address  and Citizenship   Principal Occupation or Employment
- ---------------------------------------   ----------------------------------

TENNANT, JAMES C.  (Canadian citizen)     Vice-President, Human Resources of
Suite 1600, 1055 Dunsmuir Street          Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

MCLENNAN, REX J.  (Canadian citizen)      Vice-President and Treasurer of Placer
Suite 1600, 1055 Dunsmuir Street          Dome Inc.
Vancouver, B.C. V7X 1P1, Canada


CUSIP No. 780287 10 8                 13D                    Page 25 of 31 Pages



                  EXHIBIT E TO AMENDMENT NO. 2 TO SCHEDULE 13D

                                    AGREEMENT


     THIS TRANSFER AGREEMENT is made effective as of the 7th day of July, 1995, by and among Placer Dome U.S. Inc., a California corporation ("Assignor"),
Placer Cortez Inc., a Delaware corporation ("Assignee"), and Kennecott
Explorations (Australia) Ltd. ("KEA"), a Delaware corporation.

                                    RECITALS

     (A) Assignor desires to transfer to Assignee one hundred percent (100%) of its right, title and interest in the Cortez Joint Venture (the "Joint Venture"), as continued and amended pursuant to that certain Letter of Agreement dated
March 19, 1992, by and between Assignor and KEA, (the "Agreement"), all previous agreements between those parties and their predecessors respecting the same subject matter, and all other interests agreements and rights associated with the foregoing, including without limitation Assignor's rights as manager of the Joint Venture (such other interests, agreements and rights being collectively the "Other Assets"). Assignee desires to assume all obligations and liabilities of Assignor with respect to the Joint Venture, the Agreement and the Other
Assets.

     (B) KEA agrees to permit Assignor to transfer to Assignee its interest in the Agreement, the Joint Venture and Other Assets and the obligations associated therewith pursuant to the terms outlined below.

     NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

     1. Assignor hereby represents and warrants that Assignee is a corporation controlled directly by Assignor and that Assignor owns one hundred percent
(100%) of the capital stock in Assignee.

     2. Assignor shall transfer to Assignee all of its interest in the Agreement, the Joint Venture and the Other Assets by execution of the assignment attached hereto as Exhibit A.

     3. Assignee agrees to be bound by the Agreement, the Joint Venture and the Other Assets to the same extent and nature as Assignor and agrees to assume all obligations, liabilities and covenants of Assignor with respect to the Agreement, the Joint Venture and the Other Assets.

     4. Assignor acknowledges that it shall remain liable for its share of any liability, including without limitation any reclamation liability, arising out of operations conducted prior to that effective date of this Transfer Agreement, whether such liability is known or

                                       -1-


CUSIP No. 780287 10 8                 13D                    Page 26 of 31 Pages



unknown on the effective date or whether such liability is asserted before or after the effective date of this Transfer Agreement.

     5. Assignor agrees to execute the Guaranty attached hereto as Exhibit B in favor of KEA relating to obligations of Assignee with respect to the Agreement, the Joint Venture and the Other Assets.

     6. The parties agree to execute and deliver all such documents, undertakings, applications, consents, notices or other acts or filings as may be required or deemed desirable to evidence and accomplish the foregoing.

     7. KEA specifically recognizes Assignee's right to continue as manager of the Joint Venture, and KEA specifically consents to the assignment and transfer of the Agreement, the Joint Venture and the Other Assets.

     8. Assignee and Assignor shall bear 100% of all tax liabilities associated with this transfer.

     9. No modification of this Transfer Agreement shall be valid unless made in writing and duly executed by the parties.

     10. This Transfer Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada, except for its rules pertaining to conflicts of law.

     11. This Transfer Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof.

     12. This Transfer Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, and such counterparts shall together constitute one and the same instrument.

                                       -2-



CUSIP No. 780287 10 8                 13D                    Page 27 of 31 Pages


     13. This Transfer Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties.

                              PLACER DOME U.S. INC.


                              By:  /s/ Jay K. Taylor
                                  ----------------------------------------------
                              Its:  President
                                   ---------------------------------------------


                              PLACER CORTEZ INC.


                              By:  /s/ Scott M. Brunsdon
                                  ----------------------------------------------
                              Its:  Vice President
                                   ---------------------------------------------


                              KENNECOTT EXPLORATIONS (AUSTRALIA) LTD.


                              By:  /s/ William Orchow
                                  ----------------------------------------------
                              Its:
                                   ---------------------------------------------

                                       -3-


CUSIP No. 780287 10 8                 13D                    Page 28 of 31 Pages


                         EXHIBIT A TO TRANSFER AGREEMENT

                                   ASSIGNMENT


     THIS ASSIGNMENT is made effective as of the 7th day of July, 1995, between PLACER DOME U.S. INC., a California corporation authorized to do business in the State of Nevada ("Assignor"), whose address is One California Street, Suite
2500, San Francisco, California 94111, and PLACE CORTEZ INC., a Delaware corporation authorized to do business in the State of Nevada ("Assignee"), whose address is One California Street, Suite 2500, San Francisco, California 94111.

                                   WITNESSETH:

     Assignor, for and in consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration to Assignor in hand paid by Assignee, the receipt and sufficiency of which are acknowledged, hereby transfers, assigns, quitclaims and conveys to Assignee:

          (a) All of Assignor's right, title and interest now owned or hereafter acquired in and to the Cortez Joint Venture, as continued and amended pursuant to that certain Letter Agreement dated March 19, 1992, by and between Placer Dome U.S. Inc. and Kennecott Explorations
     (Australia) Ltd., through which the parties agreed to amend and consolidate the Cortez Joint Venture Agreement and the Cortez Gold
     Mines Agreement (collectively the "Joint Venture"), and all previous agreements between those parties and their predecessors respecting the same subject matter;

          (b) All of Assignor's right, title and interest now owned or hereafter acquired in and to the assets of the Joint Venture;

          (c) All of Assignor's right, title and interest now owned or hereafter acquired in and to its contributions to the Joint Venture;

          (d) All of Assignor's additional rights, titles and interests, legal beneficial and equitable, and now owned or hereafter acquired, in and to all leases, contracts to purchase, options, prospecting permits, operating and regulatory permits and licenses, agreements, contracts, reversionary interests, and all other interests of whatsoever description in Eureka and Lander Counties, State of Nevada, and on any way pertaining to or arising out of the Joint Venture; and

          (e)  All of Assignor's rights as manager of the Joint Venture.

                                       -1-


CUSIP No. 780287 10 8                 13D                    Page 29 of 31 Pages


     The parties acknowledge that this Assignment is made subject to the terms of that certain "Transfer Agreement" of even date herewith among Assignor, Assignee and Kennecott Explorations (Australia) Ltd.

     IN WITNESS WHEREOF, Assignor has caused the above Assignment to be executed on its behalf as of the day and year first above written.

                              PLACER DOME U.S. INC.


                              By:  /s/ Jay K. Taylor
                                  ----------------------------------------------
                              Its:  President
                                   ---------------------------------------------


State of California           )
                              ) ss.
County of San Francisco       )

On November 29, 1995 before me, Andrea Kawai, Notary Public, personally appeared
Jay K. Taylor, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

 /s/ Andrea Kawai
- ------------------
Signature of Notary

[Seal]

                                       -2-


CUSIP No. 780287 10 8                 13D                    Page 30 of 31 Pages



                         EXHIBIT B TO TRANSFER AGREEMENT

                                    GUARANTY


                                November 28, 1995


KENNECOTT EXPLORATIONS (AUSTRALIA) LTD.
c/o KENNECOTT CORPORATION
10 East South Temple, Suite 1600
Salt Lake City, UT 84147

Gentlemen:

     For value received, effective July 7, 1995, Placer Dome U.S. Inc. (the
"Guarantor") hereby unconditionally guarantees the prompt and complete payment and performance when due, whether by acceleration or otherwise, of all obligations and liabilities, whether now in existence or hereafter arising, of Placer Cortez Inc. (the "Company") to Kennecott Explorations (Australia) Ltd.
("KEA"), under that certain Cortez Joint Venture Agreement dated March 19, 1992, by and between PDUS and KEA, as the same may be amended or restated from time to time (the "Agreement"), the joint ventures consolidated and continued thereby
(collectively the "Joint Venture"), all previous agreements between those parties and their predecessors respecting the same subject matter, and all other interests, agreements and rights associated therewith (collectively the "Obligations"). This Guaranty is one of payment and not of collection.

     The Guarantor unconditionally waives, to the extent permitted by law, (a) any demand, presentment, protest or proof of notice of non-payment under the Agreement, and (b) any requirement of diligence or to exhaust any remedies against the Company.

     KEA may at any time and from time to time and without notice to or consent of the Guarantor, and without impairing or releasing the Obligation of the Guarantor hereunder:

     a) enter into any modification of the Agreement of the Joint Venture with the Company,
     b) take or fail to take any action of any kind in respect of any security for any Obligation of the Company to KEA,
     c) exercise or refrain from exercising any rights against the Company or other, or
     d) compromise or subordinate any Obligation or liability of the Company to KEA, including any security therefor.

                                       -1-


CUSIP No. 780287 10 8                 13D                    Page 31 of 31 Pages




     This Guaranty is intended for the sole benefit of KEA and may not be assigned in whole or in part by KEA, without the prior written consent of the Guarantor, except to an entity which KEA controls, is controlled by or is under common control with.

     This Guaranty shall be governed by, and construed in accordance with the laws of the State of Nevada, except for its rules pertaining to conflicts of laws.

                              Yours truly,

                              PLACER DOME U.S. INC.



                              By:  /s/ Jay K. Taylor
                                  ----------------------------------------------
                              Its:  President
                                   ---------------------------------------------



